                                                              OMB APPROVAL
                                                         OMB NUMBER: 3235-0145
                                                       EXPIRES: OCTOBER 31, 1997
                                                        ESTIMATED AVERAGE BURDEN
                                                       HOURS PER FORM......14.90

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)*

                            SHOWBIZ PIZZA TIME, INC.
                            ------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.10 PAR VALUE
                         -----------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  0008253881309
                                 ---------------
                                 (CUSIP NUMBER)

        RICHARD J. LAMPEN, EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
        ---------------------------------------------------------------
                            NEW VALLEY CORPORATION
                            ----------------------
                       100 S.E. SECOND STREET, 32ND FLOOR
                       ----------------------------------
                        MIAMI, FL  33131 (305) 579-8000
                        -------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               JANUARY 16, 1996
                               ----------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                       SCHEDULE 13D
 CUSIP NO. 0008253881309                                                                           PAGE 2 OF 17 PAGES
           -------------                                                                                -    --

              Name of Reporting Person
      1       S.S. or I.R.S. Identification No. of Above Person

              NEW VALLEY CORPORATION
      -------------------------------------------------------------------------------------------------------------------------
      2       Check the Appropriate Box if a Member of a Group*
                                                                                                                       (a) / /
                                                                                                                       (b) /x/
      -------------------------------------------------------------------------------------------------------------------------
      3       SEC Use Only
      -------------------------------------------------------------------------------------------------------------------------
      4       Source of Funds*
      -------------------------------------------------------------------------------------------------------------------------
      5       Check Box if Disclosure of Legal Proceedings
              is Required Pursuant to Items 2(d) or 2(e)                                                                  / /
      -------------------------------------------------------------------------------------------------------------------------
      6       Citizenship or Place of Organization
                                                                  NEW YORK
      -------------------------------------------------------------------------------------------------------------------------
                           7     Sole Voting Power                 609,519
       Number of           ----------------------------------------------------------------------------------------------------
         Shares            8     Shared Voting Power
      Beneficially         ----------------------------------------------------------------------------------------------------
      Owned by Each        9     Sole Dispositive Power            609,519
    Reporting Person       ----------------------------------------------------------------------------------------------------
          With             10    Shared Dispositive Power
      -------------------------------------------------------------------------------------------------------------------------
      11       Aggregate Amount Beneficially Owned by Each Reporting Person           609,519
      -------------------------------------------------------------------------------------------------------------------------
      12       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*                                      / /
      -------------------------------------------------------------------------------------------------------------------------
      13       Percent of Class Represented by Amount in Row (11)                        4.9%
      -------------------------------------------------------------------------------------------------------------------------
      14       Type of Reporting Person*                             CO
      -------------------------------------------------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                       SCHEDULE 13D
 CUSIP NO. 0008253881309                                                                          PAGE 3 OF 17 PAGES
           -------------                                                                               -    --

              Name of Reporting Person
      1       S.S. or I.R.S. Identification No. of Above Person

              ALKI HOLDINGS II, INC.
      ---------------------------------------------------------------------------------------------------------------------------
      2       Check the Appropriate Box if a Member of a Group*
                                                                                                                       (a)  / /
                                                                                                                       (b)  /x/
      ---------------------------------------------------------------------------------------------------------------------------
      3       SEC Use Only
      ---------------------------------------------------------------------------------------------------------------------------
      4       Source of Funds*
      ---------------------------------------------------------------------------------------------------------------------------
      5       Check Box if Disclosure of Legal Proceedings
              is Required Pursuant to Items 2(d) or 2(e)                                                                    / /
      ---------------------------------------------------------------------------------------------------------------------------
      6       Citizenship or Place of Organization
                                                                  DELAWARE
      ---------------------------------------------------------------------------------------------------------------------------
                           7     Sole Voting Power                609,519
       Number of           ------------------------------------------------------------------------------------------------------
         Shares            8     Shared Voting Power
      Beneficially         ------------------------------------------------------------------------------------------------------
      Owned by Each        9     Sole Dispositive Power           609,519
    Reporting Person       ------------------------------------------------------------------------------------------------------
          With             10    Shared Dispositive Power
      ---------------------------------------------------------------------------------------------------------------------------
      11       Aggregate Amount Beneficially Owned by Each Reporting Person                 609,519
      ---------------------------------------------------------------------------------------------------------------------------
      12       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*                                       / /
      ---------------------------------------------------------------------------------------------------------------------------
      13       Percent of Class Represented by Amount in Row (11)                               4.9%
      ---------------------------------------------------------------------------------------------------------------------------
      14       Type of Reporting Person*                           CO; HC
      ---------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                       SCHEDULE 13D
 CUSIP NO. 0008253881309                                                                          PAGE 4 OF 17 PAGES
           -------------                                                                               -    --

              Name of Reporting Person
      1       S.S. or I.R.S. Identification No. of Above Person

              NEW VALLEY HOLDINGS, INC.
      --------------------------------------------------------------------------------------------------------------------------
      2       Check the Appropriate Box if a Member of a Group*
                                                                                                                       (a) / /
                                                                                                                       (b) /x/
      --------------------------------------------------------------------------------------------------------------------------
      3       SEC Use Only
      --------------------------------------------------------------------------------------------------------------------------
      4       Source of Funds*
      --------------------------------------------------------------------------------------------------------------------------
      5       Check Box if Disclosure of Legal Proceedings
              is Required Pursuant to Items 2(d) or 2(e)                                                                   / /
      --------------------------------------------------------------------------------------------------------------------------
      6       Citizenship or Place of Organization
                                                                  DELAWARE
      --------------------------------------------------------------------------------------------------------------------------
                           7     Sole Voting Power                 609,519
       Number of           -----------------------------------------------------------------------------------------------------
         Shares            8     Shared Voting Power
      Beneficially         -----------------------------------------------------------------------------------------------------
      Owned by Each        9     Sole Dispositive Power            609,519
    Reporting Person       -----------------------------------------------------------------------------------------------------
          With             10    Shared Dispositive Power
      --------------------------------------------------------------------------------------------------------------------------

      11       Aggregate Amount Beneficially Owned by Each Reporting Person                    609,519
      --------------------------------------------------------------------------------------------------------------------------
      12       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*                                      / /
      --------------------------------------------------------------------------------------------------------------------------
      13       Percent of Class Represented by Amount in Row (11)                                  4.9%
      --------------------------------------------------------------------------------------------------------------------------
      14       Type of Reporting Person*                           CO; HC
      --------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                       SCHEDULE 13D
 CUSIP NO. 0008253881309                                                                          PAGE 5 OF 17 PAGES
           -------------                                                                               -    --

              Name of Reporting Person
      1       S.S. or I.R.S. Identification No. of Above Person

              BGLS INC.
      --------------------------------------------------------------------------------------------------------------------------
      2       Check the Appropriate Box if a Member of a Group*
                                                                                                                       (a) / /
                                                                                                                       (b) /x/
      --------------------------------------------------------------------------------------------------------------------------
      3       SEC Use Only
      --------------------------------------------------------------------------------------------------------------------------
      4       Source of Funds*
      --------------------------------------------------------------------------------------------------------------------------
      5       Check Box if Disclosure of Legal Proceedings
              is Required Pursuant to Items 2(d) or 2(e)                                                                   / /
      --------------------------------------------------------------------------------------------------------------------------
      6       Citizenship or Place of Organization
                                                                  DELAWARE
      --------------------------------------------------------------------------------------------------------------------------
                           7     Sole Voting Power                 609,519
       Number of           -----------------------------------------------------------------------------------------------------
         Shares            8     Shared Voting Power
      Beneficially         -----------------------------------------------------------------------------------------------------
      Owned by Each        9     Sole Dispositive Power            609,519
    Reporting Person       -----------------------------------------------------------------------------------------------------
          With             10    Shared Dispositive Power
      --------------------------------------------------------------------------------------------------------------------------

      11       Aggregate Amount Beneficially Owned by Each Reporting Person                      609,519
      --------------------------------------------------------------------------------------------------------------------------
      12       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*                                      / /
      --------------------------------------------------------------------------------------------------------------------------
      13       Percent of Class Represented by Amount in Row (11)                                    4.9%
      --------------------------------------------------------------------------------------------------------------------------
      14       Type of Reporting Person*                           CO; HC
      --------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                       SCHEDULE 13D
 CUSIP NO. 0008253881309                                                                          PAGE 6 OF 17 PAGES
           -------------                                                                               -    --

              Name of Reporting Person
      1       S.S. or I.R.S. Identification No. of Above Person

              BROOKE GROUP LTD.
      ---------------------------------------------------------------------------------------------------------------------------
      2       Check the Appropriate Box if a Member of a Group*
                                                                                                                       (a)  / /
                                                                                                                       (b)  /x/
      ---------------------------------------------------------------------------------------------------------------------------
      3       SEC Use Only
      ---------------------------------------------------------------------------------------------------------------------------
      4       Source of Funds*
      ---------------------------------------------------------------------------------------------------------------------------
      5       Check Box if Disclosure of Legal Proceedings
              is Required Pursuant to Items 2(d) or 2(e)                                                                    / /
      ---------------------------------------------------------------------------------------------------------------------------
      6       Citizenship or Place of Organization
                                                                  DELAWARE
      ---------------------------------------------------------------------------------------------------------------------------
                           7     Sole Voting Power                 609,519
       Number of           ------------------------------------------------------------------------------------------------------
         Shares            8     Shared Voting Power
      Beneficially         ------------------------------------------------------------------------------------------------------
      Owned by Each        9     Sole Dispositive Power            609,519
    Reporting Person       ------------------------------------------------------------------------------------------------------
          With             10    Shared Dispositive Power
      ---------------------------------------------------------------------------------------------------------------------------

      11       Aggregate Amount Beneficially Owned by Each Reporting Person                  609,519
      ---------------------------------------------------------------------------------------------------------------------------
      12       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*                                       / /
      ---------------------------------------------------------------------------------------------------------------------------
      13       Percent of Class Represented by Amount in Row (11)                                4.9%
      ---------------------------------------------------------------------------------------------------------------------------
      14       Type of Reporting Person*                           CO; HC
      ---------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                       SCHEDULE 13D
 CUSIP NO. 0008253881309                                                                          PAGE 7 OF 17 PAGES
           -------------                                                                               -    --

              Name of Reporting Person
      1       S.S. or I.R.S. Identification No. of Above Person

              BENNETT S. LEBOW
      ---------------------------------------------------------------------------------------------------------------------------
      2       Check the Appropriate Box if a Member of a Group*
                                                                                                                       (a)  / /
                                                                                                                       (b)  /x/
      ---------------------------------------------------------------------------------------------------------------------------
      3       SEC Use Only
      ---------------------------------------------------------------------------------------------------------------------------
      4       Source of Funds*
      ---------------------------------------------------------------------------------------------------------------------------
      5       Check Box if Disclosure of Legal Proceedings
              is Required Pursuant to Items 2(d) or 2(e)                                                                    / /
      ---------------------------------------------------------------------------------------------------------------------------
      6       Citizenship or Place of Organization
                                                               UNITED STATES
      ---------------------------------------------------------------------------------------------------------------------------
                           7     Sole Voting Power                 609,519
       Number of           ------------------------------------------------------------------------------------------------------
         Shares            8     Shared Voting Power
      Beneficially         ------------------------------------------------------------------------------------------------------
      Owned by Each        9     Sole Dispositive Power            609,519
    Reporting Person       ------------------------------------------------------------------------------------------------------
          With             10    Shared Dispositive Power
      ---------------------------------------------------------------------------------------------------------------------------
      11       Aggregate Amount Beneficially Owned by Each Reporting Person                     609,519
      ---------------------------------------------------------------------------------------------------------------------------
      12       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*                                       / /
      ---------------------------------------------------------------------------------------------------------------------------
      13       Percent of Class Represented by Amount in Row (11)                                   4.9%
      ---------------------------------------------------------------------------------------------------------------------------
      14       Type of Reporting Person*                             IN
      ---------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP NO. 0008253881309                                       PAGE 8 OF 17 PAGES


         PRELIMINARY STATEMENT

                        New Valley Corporation, ALKI Holdings II, Inc. ("ALKI"), New Valley Holdings, Inc., BGLS Inc., Brooke Group Ltd. and Bennett S. LeBow (collectively, the "New Valley Reporting Persons") hereby file jointly this Amendment No. 9 to supplement the Schedule 13D filed jointly by, among others, the New Valley Reporting Persons (other than ALKI) with the Securities and Exchange Commission on April 26, 1995, as previously amended by Amendments Nos. 1-8 thereto (as amended, the "Schedule 13D"), relating to the common stock, par value $.10 per share (the "Common Stock"), of Showbiz Pizza Time, Inc. ("Showbiz"). Unless otherwise defined herein, all terms used herein shall have the meanings ascribed to them in the Schedule 13D.

                 Item 2 is hereby amended as follows:

         ITEM 2.  IDENTITY AND BACKGROUND

                 (a) ALKI, a Delaware corporation and an indirect wholly-owned subsidiary of New Valley, became a New Valley Reporting Person on or about December 26, 1995.

                 (b),(c) ALKI was organized by New Valley on December 22, 1995 as an indirect wholly-owned subsidiary to hold, among other things, New Valley's equity interest in Showbiz. On December 26, 1995, New Valley transferred 711,519 shares of Common Stock to ALKI. A list of the directors and executive officers of ALKI is attached hereto as Exhibit J. The address of ALKI and its directors and executive officers is 103 Springer Building, 3411 Silverside Road, Wilmington, Delaware 19810.

                 Item 5 is hereby amended as follows:

        ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                 (a) As of the date hereof, the New Valley Reporting Persons beneficially own an aggregate of 609,519 shares of Common Stock (the "Shares"), which constitute approximately 4.9% of the 12,215,177 shares of Common Stock outstanding as of September 29, 1995 (as reported in Showbiz's quarterly report on Form 10-Q for the quarterly period ended September 30, 1995).

                 (b) As of the date hereof, the New Valley Reporting Persons exercise sole voting and dispositive power over the Shares.

                 (c) The New Valley Reporting Persons effected the following transactions in the Common Stock during the past sixty (60) days:

                 Trade Date       Nature of Transaction     Quantity     Price Per Share($)
                 ----------       ---------------------     --------     -----------------
                 12/07/95         NASDAQ-Disposition*        50,000            12.50
                 01/02/96         NASDAQ-Disposition**        7,500            12.56
                 01/02/96         NASDAQ-Disposition**        2,500            12.50
                 01/03/95         NASDAQ-Disposition**       10,000            12.50
                 01/04/96         NASDAQ-Disposition**       10,000            12.37
                 01/09/96         NASDAQ-Disposition**       10,000            12.37
                 01/09/95         NASDAQ-Disposition**        2,000            12.37
                 01/11/96         NASDAQ-Disposition**       10,000            12.37
                 01/16/96         NASDAQ-Disposition**       10,000            12.37
                 01/16/95         NASDAQ-Disposition**       10,000            12.37
                 01/16/96         NASDAQ-Disposition**       10,000            12.43
                 01/16/96         NASDAQ-Disposition**        5,000            12.56
                 01/16/96         NASDAQ-Disposition**        5,000            12.56
                 01/16/96         NASDAQ-Disposition**        5,000            12.43
                 01/16/96         NASDAQ-Disposition**        5,000            12.37

                 *  By New Valley
                 ** By ALKI

                                  SCHEDULE 13D
CUSIP NO. 0008253881309                                       PAGE 9 OF 17 PAGES


                 (e) As of January 16, 1996, the New Valley Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock.

                 Item 7 is hereby amended as follows:

        ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                 Exhibit J:       Executive Officers and Directors of ALKI
                                  Holdings II, Inc.

                 Exhibit K:       Termination Agreement dated as of December 7,
                                  1995, between New Valley Corporation and
                                  Canyon Partners Incorporated.

                 Exhibit L:       Joint Filing Agreement among the New Valley
                                  Reporting Persons dated the date hereof.

                                  SCHEDULE 13D
CUSIP NO. 0008253881309                                      PAGE 10 OF 17 PAGES


                                   SIGNATURE

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:           January 17, 1996

                                      NEW VALLEY CORPORATION


                                      By: /s/ Gerald E. Sauter
                                          -------------------------------------
                                            Name:  Gerald E. Sauter
                                            Title: Chief Financial Officer


                                      ALKI HOLDINGS II, INC.


                                      By: /s/ Gerald E. Sauter
                                          -------------------------------------
                                            Name:  Gerald E. Sauter
                                            Title: Chief Financial Officer


                                      NEW VALLEY HOLDINGS, INC.


                                      By: /s/ Gerald E. Sauter
                                          -------------------------------------
                                            Name:  Gerald E. Sauter
                                            Title: Chief Financial Officer


                                      BGLS INC.


                                      By: /s/ Gerald E. Sauter
                                          -------------------------------------
                                            Name:  Gerald E. Sauter
                                            Title: Chief Financial Officer


                                      BROOKE GROUP LTD.


                                      By: /s/ Gerald E. Sauter
                                         --------------------------------------
                                            Name:  Gerald E. Sauter
                                            Title: Chief Financial Officer


                                      BENNETT S. LEBOW



                                      By: /s/ Bennett S. LeBow
                                          -------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 0008253881309                                      PAGE 11 OF 17 PAGES


                                 EXHIBIT INDEX


                                                                                     Sequentially Numbered Page
Exhibit No.               Title:                                                     on Which Exhibit Begins:
-----------               ------                                                     ----------------------------
      J                   Executive Officers and Directors of ALKI                            p. 12
                          Holdings II, Inc.

      K                   Termination Agreement dated as of                                   p. 14
                          December 7, 1995, between New Valley
                          Corporation and Canyon Partners Incorporated

      L                   Joint Filing Agreement among the New Valley                         p. 16
                          Reporting Persons dated the date hereof.

                                  SCHEDULE 13D
CUSIP NO. 0008253881309                                      PAGE 12 OF 17 PAGES





                                  EXHIBIT  J:

                                  SCHEDULE 13D
CUSIP NO. 0008253881309                                      PAGE 13 OF 17 PAGES


                                   EXHIBIT J
           Executive Officers and Directors of ALKI Holdings II, Inc.



        Name:                                     Position
        -----                     ------------------------------------------
        Bennett S. LeBow          Chairman of the Board, President and Chief Executive Officer

        Gerald E. Sauter          Director, Vice President, Chief Financial Officer and Treasurer

        Howard M. Lorber          Director

        Marc N. Bell              Secretary

                                  SCHEDULE 13D
CUSIP NO. 0008253881309                                      PAGE 14 OF 17 PAGES





                                  EXHIBIT  K:

                                  SCHEDULE 13D
CUSIP NO. 0008253881309                                      PAGE 15 OF 17 PAGES




                          CANYON PARTNERS INCORPORATED
                            9665 WILSHIRE BOULEVARD
                                   SUITE 200
                        BEVERLY HILLS, CALIFORNIA 90212





                                December 7, 1995


Mr. Bennett S. LeBow
Chairman of the Board and
     Chief Executive Officer
NEW VALLEY CORPORATION
100 S. E. Second Street
Miami, Florida 33131

Dear Mr. LeBow:

         In accordance with our understanding, this letter terminates the Letter Agreement dated March 15, 1995 (the "Agreement"), between Canyon Partners Incorporated ("Canyon") and New Valley Corporation and its affiliates and affiliated group (collectively, the "Company") as of the date hereof in all respects except as follows:

         The provisions of Section II (concerning compensation), Section V (concerning governing law), Section VIII (concerning confidentiality/advice),
Section XI (concerning termination) and Exhibit A (concerning indemnification) survive termination of this Agreement. The Company's obligations under Exhibit A are understood to include the costs and expenses incurred by and to be incurred by Canyon and Joshua S. Friedman in the Kansas action filed by Michael Magusiak relating to the election of Mr. Friedman as a director of Showbiz Pizza Time, Inc. ("Showbiz"); provided, however, that the Company's obligation under Exhibit A is intended to supplement any entitlements that the Indemnified Parties (as defined in Exhibit A) including, without limitation, Joshua S. Friedman, as a director of Showbiz, may have to make claims against Showbiz for indemnification and advancement of expenses; and it is understood that the Company's obligation under Exhibit A shall only be applicable to the extent Showbiz fails to provide indemnification or advancement of expenses on a timely basis and to the extent any amounts indemnified against or advanced are not satisfied by insurance, and that if the Company pays any amounts pursuant hereto, it shall be subrogated to Indemnified Parties' rights, if any, against Showbiz and with respect to any insurance. Prior to making any claim against the Company, Indemnified Parties shall make a written request for indemnification or advancement from Showbiz, if appropriate.

         If the foregoing correctly reflects our understanding, please so indicate by signing and returning to the undersigned the enclosed copy of this letter.
                                        Very truly yours,
                                        CANYON PARTNERS INCORPORATED

                                        By: /s/ R. Christian B. Evensen


AGREED TO:

NEW VALLEY CORPORATION on
behalf of itself and its affiliates


By: /s/ Howard M. Lorber
    --------------------
        President

                                  SCHEDULE 13D
CUSIP NO. 0008253881309                                      PAGE 16 OF 17 PAGES





                                  EXHIBIT  L:

                                  SCHEDULE 13D
CUSIP NO. 0008253881309                                      PAGE 17 OF 17 PAGES


                                  EXHIBIT L

Joint Filing Agreement (pursuant to Rule 13d-1(f)(1) under the Securities and Exchange Act of 1934, as amended)


              Each of the undersigned hereby agrees to be included in the filing of Amendment No. 9 to the Schedule 13D dated April 26, 1995 and any subsequent amendments hereto, relating to the shares of Common Stock, $.10 par value per share, of Showbiz Pizza Time, Inc. beneficially owned by each of the undersigned.

January 17, 1996

                                       NEW VALLEY CORPORATION


                                       By: /s/ Gerald E. Sauter
                                           ----------------------------------
                                             Name:  Gerald E. Sauter
                                             Title: Chief Financial Officer

                                       ALKI HOLDINGS II, INC.


                                       By: /s/ Gerald E. Sauter
                                           ----------------------------------
                                             Name:  Gerald E. Sauter
                                             Title: Chief Financial Officer

                                       NEW VALLEY HOLDINGS, INC.


                                       By: /s/ Gerald E. Sauter
                                           ----------------------------------
                                             Name:  Gerald E. Sauter
                                             Title: Chief Financial Officer

                                       BGLS INC.


                                       By: /s/ Gerald E. Sauter
                                           ----------------------------------
                                             Name:  Gerald E. Sauter
                                             Title: Chief Financial Officer

                                       BROOKE GROUP LTD.


                                       By: /s/ Gerald E. Sauter
                                           ----------------------------------
                                             Name:  Gerald E. Sauter
                                             Title: Chief Financial Officer

                                       BENNETT S. LEBOW


                                       By: /s/ Bennett S. LeBow
                                           ----------------------------------